UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
1. Name and Address of Reporting Person
   Firebrand Financial Group, Inc.
   One State Street Plaza, 24th Floor
   New York, NY  10004
   USA

2. Date of Event Requiring Statement (Month/Day/Year)
   April 23, 2001

3. IRS or Social Security Number of Reporting Person (Voluntary)


4. Issuer Name and Ticker or Trading Symbol
   QueryObject Systems Corporation
   OBJ

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   (X) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
___________________________________________________________________________________________________________________________________|
1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
___________________________________________________________________________________________________________________________________|
Common Stock                               |205,784               |D               |                                               |
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Common Stock                               |2,592,592             |I               |(1) (2)                                        |
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Common Stock                               |89,740                |I               |(1) (3)                                        |
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___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Beneficially Owned                                                                             |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
___________________________________________________________________________________________________________________________________|
Warrants (right to buy) |10/16/01 |2/7/06   |Common Stock           |5,185,186|$.485     |I            |(1)  (4)                   |
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Option (right to buy)   |10/16/01 |2/7/06   |Common Stock           |1,161,111|$.485     |I            |(1) (5)                    |
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Option (right to buy)   |10/16/01 |2/7/06   |Warrants to Purchase Co|2,322,222|$.485     |I            |(1) (5)                    |
                        |         |         |mmon Stock             |         |          |             |                           |
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___________________________________________________________________________________________________________________________________|

Explanation of Responses:
Date of Event - April 23, 2001

Issuer's Symbol - OBJ

(1) The Reporting Persons are: Firebrand Financial Group, Inc. ("FFGI"), EarlyBirdCapital.com Inc. ("EBC") and Dalewood Associates, Inc. ("Dalewood"). FFGI is the majority shareholder of EBC. EBC wholly owns EarlyBirdCapital, Inc. ("Capital") and Dalewood. Dalewood is the general partner of Dalewood Associates, LP ("Dalewood LP") and the investment manager for Dalewood 2 Private Technology Limited ("Dalewood 2"). For purposes of this Form 3, FFGI is reporting the Issuer's securities deemed beneficially owned by EBC and Dalewood; EBC is reporting the Issuer's securities owned of record by Capital and Dalewood; and Dalewood is reporting the Issuer's securities owned of record by Dalewood LP and Dalewood 2. Each Reporting Person herein disclaims beneficial ownership of the reported securities except to the extent of each Reporting Person's pecuniary interest therein.

(2) Each of Dalewood LP and Dalewood 2 owns of record 1,296,296 shares of the Issuer's common stock.

(3) Owned of record by GKN Securities, Inc., a wholly owned subsidiary of FFGI.

(4) Each of Dalewood LP and Dalewood 2 owns of record a warrant to purchase up to 2,592,593 shares of the Issuer's common stock. The warrants are not exercisable until October 16, 2001.

(5) Capital owns of record an option to purchase both i) up to 1,161,111 shares of the Issuer's common stock and ii) a warrant to purchase up to 2,322,222 shares of the Issuer's common stock. The warrants are not exercisable until October 16, 2001.

JOINT FILER INFORMATION
The additional Reporting Persons
are:
Name:  EarlyBirdCapital.com Inc.
Address:  One State Street Plaza, 24th floor
          New York, NY  10004

Date of Event:  April 23, 2001
/s/ Steven Levine
_________________________________________
 Steven Levine, Executive Vice
President
Name:  Dalewood Associates,
Inc.
Address:  One State Street Plaza, 24th floor
          New York, NY 10004

Date of Event:  April 23, 2001

/s/ Steven Levine
__________________________________
Steven Levine, Senior Vice
President
SIGNATURE OF REPORTING PERSON

/s/ John P. Margaritis
______________________
John P. Margaritis,
Chairman, President & CEO
DATE  May 3, 2001